

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
4227 Habana Avenue
Jacksonville, FL 32217

> **Re: Acquired Sales Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 2, 2021**
> **File No. 333-232985**

Dear Mr. Jacobs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies
Revenue
Disaggregation of Revenue, page 107

1. Your response to prior comment 1 to not include disaggregation of revenue by sales of raw materials to customers, sales of products to private label clients, and sales of products to wholesalers, distributors, and end users is unclear to us. In this regard, it is unclear from your response why "the rapidly evolving nature of our industry," would prohibit the disaggregation of historical revenue. Please advise further. As such, we repeat our prior comment to disaggregate revenues by sales of raw materials to customers, sales of

products to private label clients, and sales of products to wholesalers, distributors, and end users, which you identify as your business streams on page 106.

Note 5 - The Company's Investments, page 112

2.   Your response to prior comment 2 is unclear to us. In this regard, you explain the assessments that you perform at each reporting period related to your investments, but then further state that you will revise your disclosures in future filings. However, your current disclosure on page 112 states that review your investments during the fourth quarter of each year. Please revise or advise accordingly.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David S. Hunt, Esq.